Exhibit 1

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Sale of March 19, 2027 Put Option ($10.00 Strike Price)[1]	(500,000)	$1.5000	07/06/2026
Sale of March 19, 2027 Put Option ($11.50 Strike Price)[1]	(1,200,000)	$1.8833[2]	07/06/2026
Sale of March 19, 2027 Put Option ($10.00 Strike Price) [1]	(200,000)	$1.5000	07/07/2026

1 Represents Shares underlying American-style FLEX put options.

2 The price reported is a weighted average price. These American-style FLEX put options were sold in multiple transactions at prices ranging from $1.8000 to $2.3000 per contract. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of contracts sold at each separate price within the range set forth in this footnote.